UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Day One Biopharmaceuticals, Inc.

(Name of Subject Company)

Day One Biopharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23954D 109

(CUSIP Number of Class of Securities)

Jeremy Bender

Chief Executive Officer and President

Day One Biopharmaceuticals, Inc.

1800 Sierra Point Parkway, Suite 200

Brisbane, CA 94005

Telephone: (650) 484-0899

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Effie Toshav, Esq. Douglas N. Cogen, Esq. David K. Michaels, Esq. Robert A. Freedman, Esq. Julia Forbess, Esq. Fenwick & West LLP One Front Street, 33rd Floor San Francisco, CA 94111 (415) 875-2300	Charles N. York II Chief Operating Officer and Chief Financial Officer Day One Biopharmaceuticals, Inc. 1800 Sierra Point Parkway, Suite 200 Brisbane, CA 94005 (650) 484-0899

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by Day One Biopharmaceuticals, Inc., a Delaware corporation (“Day One” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on March 26, 2026 (together with any amendments and supplements thereto, the “Schedule 14D-9”), relating to the cash tender offer (the “Offer”) by Servier Detroit Inc. (“Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Servier Pharmaceuticals LLC, a Delaware limited liability company (“Parent”), which is an indirect wholly owned subsidiary of Servier S.A.S., a French société par actions simplifiée (“Servier” and together with Purchaser and Parent, the “Servier Parties”), to purchase all of the issued and outstanding shares of Day One’s common stock, par value $0.0001 per share (“Shares”), at a purchase price of $21.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 26, 2026 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of March 6, 2026 (as it may be amended from time to time, the “Merger Agreement,” and the transactions contemplated therein, the “Transactions”), by and among Day One, Parent, Purchaser, and Servier.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

Expiration of Offering Period; Completion of Merger

The Offer expired at one minute following 11:59 p.m., Eastern Time, on April 22, 2026 (the “Expiration Time”), and was not extended. According to Computershare Trust Company, N.A., the depositary for the Offer, as of the Expiration Time, 88,180,910 Shares, representing approximately 85.34% of the issued and outstanding Shares as of the Expiration Time, had been validly tendered and not properly withdrawn. As of the Expiration Time, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition.

Purchaser has accepted for payment, and will promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Time.

On April 23, 2026, the Servier Parties completed the acquisition of the Company pursuant to the terms of the Merger Agreement, through the merger of Purchaser with and into the Company in accordance with Section 251(h) of the DGCL, with the Company continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. At the Effective Time of the Merger, each issued and outstanding Share not tendered into the Offer (other than any Shares owned by the Company or the Servier Parties or held by any stockholders of the Company who were entitled to and who properly exercised appraisal rights in accordance with the DGCL) was automatically converted into the right to receive the Offer Price.

The Shares ceased to trade on Nasdaq prior to the commencement of trading on April 23, 2026, and the Company has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Parent and the Company intend to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the Shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Shares and take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

Day One Biopharmaceuticals, Inc.

Date: April 23, 2026	By:	/s/ Charles N. York II, M.B.A.
Name: Charles N. York II, M.B.A.
Title: Chief Operating Officer and Chief Financial Officer